# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GUARDIAN METAL RESOURCES PLC, CIK 0002039972
CUSIP: 401382106
Title of class of securities: Ordinary Shares, par value GBP 0.01 per share
Address of issuer's principal executive offices: 25 Eccleston Place, London, United Kingdom (X0), SW1W 9NF
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002103467

## Reporting persons
- UCAM Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 47,411,352; shared voting power 0; sole dispositive power 47,411,352; shared dispositive power 0; aggregate amount beneficially owned 47,411,352 (24.4% of the class)
  Comment: Percentage calculations based on 194,007,981 ordinary shares outstanding as of March 31, 2026 (including those represented by American Depositary Shares), as disclosed in the Issuer's report on Form 6-K furnished to the Securities and Exchange Commission on March 31, 2026.
  
  This CUSIP number applies to the Issuer's American Depositary Shares ("ADSs"). Each ADS represents the right to receive five ordinary shares.

## Item 1. Issuer
Name of issuer: GUARDIAN METAL RESOURCES PLC
Address of issuer's principal executive offices: 25 Eccleston Place, London, England SW1W 9NF

## Item 2. Person Filing
Name of person filing:
UCAM Limited (the "Reporting Person")

The CUSIP relates to ADSs, each representing the right to receive five ordinary shares.
Address of principal business office or, if none, residence:
The principal business office of the Reporting Person is:
Level 5, 20 Fenchurch Street, London, England, EC3M 3BY
Citizenship: The Reporting Person is a private limited company registered in England and Wales.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 47,411,352
Percent of class: 24.4%
Sole power to vote or to direct the vote: 47,411,352
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 47,411,352
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- UCAM Limited: /s/ John Demaine, John Demaine, Director (04/24/2026)